UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X      Form 40-F
          ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes         No   X
    ---         ---

                The following are included in this Report on Form 6-K:

                1. Press Release dated August 18, 2003.

                                 SECOND QUARTER

                                 Interim Report

                      Six Month Period Ended June 30 , 2003

                                      2003
                         Life Sustaining Oxygen Delivery


Dear Shareholders,

In the second quarter we took some important steps forward to get to the bottom of the safety issue related to HEMOLINK(TM) (hemoglobin raffimer) and to restructure the Company for future success. Specifically, we released findings from our investigation into the HLK 213 cardiac surgery trial involving the use of HEMOLINK and we continued to implement cost reduction measures.

The findings confirmed that HEMOLINK was associated with the myocardial infarction (MI) imbalance and allowed us to form a working theory about how we can address the issue. However, it should be noted that while the HLK 213 study included a limited number of patients there was no apparent difference in mortality or the length of hospital stays between the HEMOLINK and the control groups, and as a result the long term effect of this finding is unknown.

Our investigation included an extensive internal review utilizing our own expertise with that of experts in this field. In addition we assembled an Independent Safety Review Committee (ISRC) who after reviewing the safety data produced a preliminary report confirming Hemosol's observation of a higher incidence of MI associated with HEMOLINK in the trial. In this document, the ISRC recommended that Hemosol conduct further non-clinical studies to determine the mechanism of the observed effect, before re-initiating the clinical program. As HEMOLINK has already gone through extensive clinical and efficacy testing successfully we believe that following the ISRC's recommendation will help us test our belief that we know how to address this issue.

The process will also involve a continued dialogue with appropriate regulatory agencies, after which we will be better positioned to determine the future clinical development of HEMOLINK. We have significant knowledge in the area of oxygen therapeutics and continue to believe that HEMOLINK may prove to be a valuable therapeutic to treat a variety of indications including anaemia caused by chemotherapy or blood replacement for patients with life threatening blood loss.

On a financial basis, we reduced the net loss for the first six months of 2003 to $19.7 million ($0.43 per share) from $31.2 million ($0.75 per share) in the prior year period. This decrease resulted from cost saving plans implemented in both June 2002 and April 2003 and from the Company's decision to suspend all clinical trials while the HLK 213 review was underway. In fact, monthly cash burn has been reduced to approximately $1.0 million by substantially reducing expenditures associated with science and process development, market and business development, and support services and administration.

The lower cash burn is helping us to protect our remaining financial resources. At June 30, 2003 Hemosol had $0.9 million of cash and cash-equivalents. We expect that these resources, including the remainder of a $20 million credit facility, will be sufficient to fund anticipated operating and capital expenditures through the end of 2003. Our ability to continue as a going concern beyond that time is dependent upon our ability to secure additional financing. We are pursuing various equity and non-equity financing alternatives and will provide shareholders with further information when definitive arrangements are made.

While I realize that this is a very difficult time for the Company and its shareholders given the Company's limited financial flexibility, let me remind investors of some of the assets that remain intact. Hemosol has a robust early stage pipeline and valuable manufacturing assets, that coupled with expertise in process development and manufacturing, is an attractive package to potential investors and prospective partners.

Having these assets means that the Company has a number of options open to it and, by extension, shareholders have a greater likelihood of protecting their value in Hemosol. Our options include continuing to restore confidence in HEMOLINK as a standalone entity, partnering some of our programs, selling certain assets or utilizing them for contract manufacturing and exploring merger opportunities. Both management and the Board of Directors will closely consider all options before taking any strategic course of actions, and will fully report all major developments affecting the Company's near term course.

As we head into the second half of the year, it is clear that this is the most important six months that Hemosol has ever faced. We have a number of challenges, all of which must be met and overcome before the Company has the opportunity to resume its growth. I cannot tell you with absolute certainty what will be the outcome. I believe strongly, however, that we have made the tough decisions that will put Hemosol in the best position to move forward.

I am thankful for the support that investors have shown throughout this critical period. It is my commitment, on behalf of the entire team at Hemosol, to continue working towards resolving all outstanding issues and to give the company as much flexibility as possible to continue its vital mission.

Yours truly,

/s/ Lee Hartwell

Lee Hartwell
Chief Financial Officer and
Interim Chief Executive Officer



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Company's unaudited Consolidated Financial Statements and Notes included in this Quarterly Report and should also be read in conjunction with the audited Consolidated Financial Statements and Notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Corporation's 2002 Annual Report.

Note: All figures discussed in this section are stated in Canadian dollars.

OVERVIEW

Hemosol is an integrated biopharmaceutical company developing innovative life sustaining therapies, used initially for the treatment of acute anemia. The Company's immediate focus is on the development and successful commercialization of HEMOLINK(TM) (hemoglobin raffimer). Hemosol is also furthering the development of its multi-product pipeline based on proprietary hemoglobin modification and cell expansion technologies.

Since the Company's inception, it has devoted substantially all of its resources to research and development programs, clinical trials, regulatory approvals and the development of manufacturing capabilities and capacity.

To date, Hemosol has completed eight clinical trials of HEMOLINK in more than 500 patients. Indications studied included orthopedic surgery, renal failure/dialysis, and coronary artery bypass grafting ("CABG") surgery.

Based on the results of a Phase III trial in CABG surgery completed in Canada and the United Kingdom ("U.K."), Hemosol sought regulatory approval in the U.K. where authorities have responded with comments on the Company's initial application. In order to respond to the comments of the U.K. authorities, the Company will require additional data to be generated from its ongoing clinical and manufacturing programs.

Hemosol sought regulatory approval to market HEMOLINK in Canada for use in scheduled surgery such as coronary artery bypass grafting, however, Hemosol was advised in March 2002 that HEMOLINK could not be cleared by Health Canada for marketing in Canada at that time. In order to receive approval in Canada, Hemosol would need to submit a New Drug Submission (NDS) which, in addition to the information provided in the previous submission, would need to adequately address the questions received as part of the first filing. The Company has decided to defer this until it has more clinical data available.

On March 13, 2003, based on the recommendation of the Company's Data and Safety Monitoring Board ("DSMB"), the Company elected to close its HLK 213 cardiac surgery trial at 152 patients in order to fully review the safety data. The DSMB's recommendation is based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, its ongoing review of data indicated that there may be the potential for an increase in certain cardiac adverse events in the HEMOLINK group. As a precaution the Company also voluntarily suspended enrolment in its HLK 210 orthopedic surgery trial.

On June 11, 2003, the Company completed an internal review of data generated from the HLK 213/304 trial. The review confirmed the observation made by the DSMB of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups in the HLK 213 trial with a higher number occurring in the HEMOLINK group. It is unclear what role HEMOLINK played in causing the imbalance. As expected, the early close of the study has decreased the number of patients required to prove the planned statistical significance of the study with respect to efficacy, and the study was unable to meet its primary objective to demonstrate efficacy in the total patient population.

The Company has initiated a comprehensive process aimed at completely understanding the data in the context of the observations made by the DSMB. Among the elements of this process is the engagement of an independent panel to review the safety data. The independent safety review committee (ISRC), which has already commenced its task, is comprised of experts in their respective fields of transfusion medicine, cardiology, anesthesiology, cardiac surgery and biostatics. At the same time, the Company's Scientific Advisory Board (SAB) has undertaken its own evaluation. Based on the final findings of the ISRC and the SAB, the Company will determine all available courses of action to maximize shareholder value. However, at this time the company believes it may need to complete additional non-clinical work prior to re-initiating clinical trials. This is subject to further discussion with regulatory agencies. The Company does not expect to expend significant amounts on this work and will seek a partner/partners to move forward.

As a result of the delays in the clinical trials and in order to reduce cash flow requirements, the Company gave working notice to substantially all its employees on April 7, 2003. The Company subsequently extended employment to a core group of approximately 35 employees and reduced its cash burn rate to approximately $1.1 million per month commencing in July. The Company has sufficient resources to fund operations through the end of 2003.

In addition, Hemosol retains a number of key assets from which it can extract value including a diverse research pipeline and a state-of the-art production facility. The Company is currently in negotiations with strategic investors and financial institutions to obtain additional financing in several different forms. The Company believes that it will successfully conclude one or more of these transactions and will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be assured at this time.


To ensure that an adequate supply of HEMOLINK would be available to meet clinical trial requirements and long-term projected demand, the Company has constructed a 300,000-unit production facility and corporate headquarters in Mississauga, Ontario.

On December 15, 2001 Hemosol moved its offices and laboratories to this location. Construction and commissioning of the manufacturing portion of this facility was completed in the first quarter of 2003. The Company has sufficient inventory of HEMOLINK to complete all initiated trials. Hemosol expects that the total cost of construction, commissioning and validation of this facility will be approximately $90.0 million of which Hemosol had spent approximately $87.1 million as of June 30, 2003. The site has potential to expand production capacity to 600,000 units per year.

As a Company in its pre-commercial stage of development, Hemosol has been dependent primarily upon equity financing to fund its operations. On October 25, 2002, the Company accepted a commitment letter from the Bank of Nova Scotia ("BNS") pursuant to which BNS has agreed to provide a credit facility (the "Facility") to the Company in the amount of $20 million. The Facility is for an initial term of 18 months, extendible to 30 months and is guaranteed by Hemosol's largest shareholder MDS Inc. ("MDS"). The Facility is secured by a fixed and floating charge over all the assets of Hemosol. In consideration for providing the guarantee the Company issued common share purchase warrants to MDS. During the period the Company completed a draw down in the amount of $3.0 million, under the Facility agreement with the Bank of Nova Scotia. In total the Company has drawn down $13.0 million from the Facility. Subsequently, an additional $3.0 million was drawn down on July 2, 2003 and the remainder of $4.0 million will be drawn down as required.

Hemosol has not been profitable since inception, and at June 30, 2003 the Company had an accumulated deficit of $260.8 million. During the third quarter of 2002, the Company reduced operating costs to bring the burn rate down to approximately $3.0 million per month, while maintaining activity and progress on core programs. On April 7, 2003 the Company announced steps to further reduce its burn-rate by giving working notice to substantially all of its employees, effective April 7, 2003, and scaling back all spending not related to the data analysis of HLK 213/304. The costs of these programs, including severance, are expected to be approximately $1.5 - $2.0 million. As of June 30, 2003, $1.2 million has been paid related to these programs.


RESULTS OF OPERATIONS
QUARTER ENDED JUNE 30, 2003

NET LOSS
The Company's net loss for the quarter decreased from $19.9 million or $0.47 per share for the quarter ended June 30, 2002 to $9.6 million, or $0.21per share for the quarter ended June 30, 2003 bringing net losses for the first six months to $20.0 million ($0.43per share) versus $31.7 million ($0.75per share) in the prior year. This decrease primarily resulted from cost savings plans implemented in both June 2002 and April 2003 and the suspension of clinical trials.

OPERATING EXPENSES
The Company's operating expenses consist of research and development expenses, administration, marketing and communication and business development expenses.

Research and development expenses are comprised of scientific and process development expenses, and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical trial activity, the optimizing of the manufacturing process and the costs of producing HEMOLINK for clinical trials. Regulatory and clinical expenses are comprised of costs associated with the Company's ongoing and planned clinical trials and its current and planned regulatory development.

Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant in the U.S. and Canada, as well as human resource development costs.

Support services includes the cost of information technology, security, materials management, purchasing and U.S. operational support.

Total operating expenses for the quarter ended June 30, 2003 decreased to $8.0 million from $15.5 million (a decrease of 48%) for the quarter ended June 30, 2003, bringing operating expenses for the six months ending June 30, 2003 to $17.0 million versus $27.1 million in the prior year. The decrease in operating expenses resulted from cost savings plans implemented in both June 2002 and April 2003 which reduced the monthly burn-rate by approximately $2.0 million to an average monthly burn-rate of approximately $3.0 million by April 2003 and $1.1 million by July 2003. Specifically, cost expenditures associated with science and process development, market and business development, support services and administration were reduced during the period.

SCIENTIFIC AND PROCESS DEVELOPMENT EXPENSES
Scientific and process development expenses decreased from $5.4 million for the quarter ended June 30, 2002 to $2.2 million for the quarter ended June 30, 2003, a decrease of 59% (bringing scientific and process development expenses for the six months ending June 30, 2003 to $5.7 million versus $9.5 million in the prior year). This decrease was primarily due to reduced personnel expenses associated with the Company's pilot manufacturing facility and a reduction of drug development activities.

REGULATORY AND CLINICAL EXPENSES
Regulatory and clinical expenses decreased from $5.4 million for the quarter ended June 30, 2002 to $1.9 million for the quarter ended June 30, 2003, a decrease of 64% (bringing regulatory and clinical expenses for the six months ending June 30, 2003 to $4.8 million versus $8.6 million in the prior year). The decrease in clinical and regulatory costs result from specific cost savings measures as well as a decrease in site activity due to suspended enrollment in the Company's clinical trials.

ADMINISTRATIVE EXPENSES
Administrative expenses increased from $1.9 million for the quarter ended June 30, 2002 to $2.6 million for the quarter ended June 30, 2003, an increase of 26% (bringing administrative expenses for the six months ending June 30, 2003 to $3.7 million versus $3.7 million in the prior year). This increase was due primarily to severance and retention compensation as a result of the working notice given April 7, 2003.

MARKETING AND BUSINESS DEVELOPMENT EXPENSES
Marketing and business development expenses decreased from $2.3 million for the quarter ended June 30, 2002 to $0.5 million for the quarter ended June 30, 2003, a decrease of 76% (bringing marketing and business development expenses for the six months ending June 30, 2003 to $1.4 million versus $4.0 million in the prior year). This decrease was primarily due to reduction in costs associated with medical education, symposia participation and communication programs focused within the medical community, as well as a reduction in salaries.

SUPPORT SERVICES
SUPPORT SERVICES EXPENSES INCREASED FROM $0.6 million for the quarter ended June 30, 2002 to $0.8 million for the quarter ended June 30, 2003, a increase of 35% (bringing support services expenses for the six months ending June 30, 2003 to $1.4 million versus $1.3 million in the prior year). During the quarter the company wrote off $0.3 million related to obsolete inventories.

INTEREST INCOME
Interest income decreased from $259,000 for the quarter ended June 30, 2002 to interest expense of $254,000 for the quarter ended June 30, 2003 (bringing interest expenses for the six months ending June 30, 2003 to $222,000 versus interest income of $477,000 in the prior year), a decrease of 198%. The increase in interest expense was due to the Company drawing down funds from its $20 million credit facility as well as lower balances in cash and cash-equivalents, and short-term investments coupled with lower interest rates.

AMORTIZATION OF DEFERRED CHARGES
Amortization of deferred charges increased from $0.2 million for the quarter ended June 30, 2002 to $1.3 million for the quarter ended June 30, 2003 (bringing amortization of deferred charges for the six months ending June 30, 2003 to $2.5 million versus $0.6 million in the prior year. The $1.3 million amortization charge relates to the deferred charges associated with the $20 million credit facility.

CAPITAL EXPENDITURES
The Company incurred a total of $6.4 million in capital expenditures during the quarter ended June 30, 2003 (bringing capital expenditures for the six months ending June 30, 2003 to $8.2 million versus $13.0 million in the prior year). Of this $6.2 million related to the new facility and $0.2 million related to production equipment, information technology and various lab equipment expenditures. This brings total capital assets net of depreciation to $89.4 million at June 30,2003, of which $87.1million relates to the new facility.


PATENTS AND TRADEMARKS
As at March 31, 2003 the Company recorded $55,000 in additions to its patent and trademark assets. The majority of this relates to patent registration and legal fees associated with active patents and trademarks.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2003 the Company had $0.9 million of cash and cash-equivalents. At March 31, 2003, the Company had cash held in escrow in the amount of $5 million that represented the Company's proportionate share of the cash balance of a joint venture. On April 14, 2003, the Company repaid its proportionate share of $5 million, plus interest expense of $40,000. All obligations under the debentures were terminated.

The Company successfully obtained a $20.0 million credit facility through the Bank of Nova Scotia in October 2002. The Facility will provide sufficient cash resources to support ongoing clinical studies and to commission the Company's new manufacturing facility. This Facility replaced the Company's terminated senior and subordinate credit facilities. During the period the Company completed a draw down in the amount of $3.0 million, under the Facility agreement with the Bank of Nova Scotia. In total the Company has drawn down $13.0 million from the Facility. Subsequently, an additional $3.0 million will be drawn down on July 2, 2003 and the remainder of $4.0 million will be drawn down before the end of August 2003. Borrowings under the Facility will bear interest at a rate of prime plus 1% per annum, with interest payable monthly. The borrowings under the Facility are repayable on the earlier of: May 25, 2005; and May 25, 2004 in the event that the guarantee of MDS Inc. is not extended beyond its initial 18 month term.

The Company does not currently expect that its cash resources (including its $20 million credit facility) will be sufficient to fund anticipated operating and capital expenditures beyond the end of 2003. The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing. Hemosol is pursuing various equity and non-equity financing alternatives. The

Company believes that it will successfully conclude one or more of these transactions. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.

RISKS AND UNCERTAINTIES

The Company's products are in development and have not yet been marketed commercially. The business of the Company entails significant risks, including: the costs and time involved to obtain required regulatory approvals; the uncertainties involved in clinical testing; the availability of capital to continue development and commercialization of its products; and competition from other biopharmaceutical companies.

The Company is also subject to the risks and uncertainties described in its Annual Report for fiscal 2002.

OUTLOOK

The Company expects to incur losses in 2003 and 2004.
In April 2003, the Company took proactive steps to reduce its monthly burn-rate by approximately $2.0 million to an average monthly burn-rate of approximately $1.1million for the second half of 2003. Operating expenses beyond this period will depend on a number of factors and guidance will be updated accordingly.

FORWARD LOOKING STATEMENTS

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results in other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to the Company. Many of the significant risks related to the Company are described in Item 1 of our Form 20-F filing with the SEC.

Hemosol Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003


1.  SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and applied on a consistent basis. These unaudited notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2002 included in the Corporation's Annual Report. These statements follow the same accounting policies and methods as the most recent annual financial statements, in addition to the following:

BASIS OF PRESENTATION

These consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company in its development stage has incurred cumulative net losses since inception, including a net loss of $20.0 million in the first six months of 2003, and has an accumulated deficit of $260.8 million as at June 30, 2003. The Company anticipates that it will need to raise additional funds to meet its cash flow requirements over the short term.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market. On March 13, 2003, based on the recommendation of the Company's Data and Safety Monitoring Board ["DSMB"], the Company has elected to close out its HLK 213 cardiac surgery trial in order to adequately review the safety data. The DSMB's recommendation is based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. The Company also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopedic surgery.

On June 11, 2003, the Company completed an internal review of data generated from its cardiac trial (HLK 213/304) for the use of HEMOLINK in patients undergoing cardiac bypass grafting (CABG) surgery. The review confirms the observation made by the DSMB of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups in the HLK 213 trial with a higher number occurring in the HEMOLINK group

The Company is currently in negotiations with strategic investors and financial institutions to obtain additional financing in several different forms. The Company believes that it will successfully conclude one or more of these transactions and as a result will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2.  EMPLOYEE STOCK OPTIONS

The Company does not recognize compensation expense for stock options granted to employees. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company, including those granted prior to the date of adoption of CICA Section 3870.

                                                             Three Month Period Ended           Six Month Period Ended
------------------------------------------------------------ --------------- ---------------- ----------------- ----------------
All amounts in thousands of Canadian dollars,  except share  June 30, 2003     June 30, 2002  June 30,  2003    June 30, 2002
data                                                               $                $                $                 $
------------------------------------------------------------ --------------- ---------------- ----------------- ----------------
Net loss as reported                                                (9,624)         (19,923)          (20,011)         (31,672)
Estimated stock-based compensation costs                              (515)            (439)           (1,142)          (1,291)
Pro forma net loss                                                 (10,139)         (20,362)          (21,153)         (32,963)
Pro forma basic and diluted loss per common share                    (0.22)           (0.48)            (0.46)           (0.78)

------------------------------------------------------------ --------------- ---------------- ----------------- ----------------

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the three and six month period ended June 30, 2003: risk free interest rate of 3.6% (2002 - 4.0%), expected dividend yield of nil (2002 - nil), expected volatility of 1.078 (2002 - 0.655) and expected option life of 5 years (2002 - 5 years). The weighted-average fair value of the options granted during the three and six months period ended June 30, 2003 is $2.28 (2002 - three month and six months is $2.32 and $2.63, respectively). Additional disclosure relating to stock-based compensation is provided in the Company's financial statements as at and for the year ended December 31, 2002.

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

3.  $20 MILLION CREDIT FACILITY

During the period the Company completed a draw down in the amount of $3.0 million, under the Facility agreement with the Bank of Nova Scotia. In total the Company has drawn down $13.0 million from the Facility. The remainder of $7.0 million will be drawn down before the end of August 2003. Borrowings under the Facility will bear interest at a rate of prime plus 1% per annum, with interest payable monthly. The borrowings under the Facility are repayable on the earlier of: May 25, 2005; and May 25, 2004 in the event that the guarantee of MDS Inc. is not extended beyond its initial 18 month term.

4.  CASH HELD IN ESCROW

In December 2002, Hemosol Research Corporation Inc., a wholly-owned subsidiary of the Company, obtained a 50% interest in a jointly controlled enterprise with a third party. A new company, 1555195 Ontario Inc., was incorporated and the third party deposited $10.0 million cash in escrow in 1555195 Ontario Inc. in exchange for debentures. On April 14, 2003, 1555195 Ontario Inc. repaid the $10.0 million debentures plus interest expense of $80,000. All obligations under the debentures were terminated. 1555195 Ontario Inc. does not hold any other assets or liabilities.

5.  SUBSEQUENT EVENTS

On July 2, 2003 the Company drew down an additional $3.0 million from the Facility agreement with the Bank of Nova Scotia. On July 15,2003 the Company collected on an insurance policy for net proceeds of $1.7 million.

Hemosol Inc.
consolidated balance sheet
(See note 1-Basis of Presentation)

                                                                   June 30,         December 31,
                                                                       2003                 2002
(THOUSANDS OF CANADIAN DOLLARS)                                   unaudited              audited
-------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                                               909               17,579
Cash held in escrow  [note 4]                                             -                5,000
Amounts receivable and other assets                                     911                1,077
Inventory and supplies                                                2,303                2,877

-------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                  4,123               26,533
-------------------------------------------------------------------------------------------------

OTHER
Capital assets, net                                                  89,422               88,907
Patents and trademarks, net                                           2,204                2,176
Deferred charges, net                                                 4,192                6,696

-------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                   95,818               97,779
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                                     99,941              124,312
-------------------------------------------------------------------------------------------------


LIABILITIES AND
SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                              2,889               15,249
Debentures payable [note 4]                                               -                5,000
-------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                             2,889               20,249
-------------------------------------------------------------------------------------------------

LONG TERM
Long term loan payable [note 3]                                      13,000                    -
-------------------------------------------------------------------------------------------------
TOTAL  LIABILITIES                                                   15,889               20,249
-------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                                       336,289              336,289
Contributed surplus                                                   8,535                8,535
Deficit                                                            (260,772)            (240,761)

-------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           84,052              104,063
-------------------------------------------------------------------------------------------------
                                                                     99,941              124,312
-------------------------------------------------------------------------------------------------
See accompanying notes


On behalf of the Board:

/s/ Mitchell J. Kostuch               /s/ Lee Hartwell

MITCHELL J. KOSTUCH                   LEE HARTWELL
Director                              Chief Financial Officer and Interim
                                      Chief Executive Officer

Hemosol Inc.
consolidated statement of loss and deficit unaudited

                                                  THREE MONTH PERIOD ENDED                       SIX MONTH PERIOD ENDED
                                           --------------------------------------    -----------------------------------------
                                                June 30,                June 30,             June 30,                June 30,
(THOUSANDS OF CANADIAN DOLLARS,                     2003                    2002                 2003                    2002
EXCEPT FOR SHARE DATA)
------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development
   Scientific and process                          2,225                   5,370                5,713                   9,547
   Regulatory and clinical                         1,854                   5,380                4,760                   8,631

------------------------------------------------------------------------------------------------------------------------------

Total research and development                     4,079                  10,750               10,473                  18,178
Administration                                     2,566                   1,877                3,687                   3,651
Marketing and business development                   542                   2,298                1,422                   4,003
Support services                                     843                     551                1,427                   1,261
------------------------------------------------------------------------------------------------------------------------------

                                                   8,030                  15,476               17,009                  27,093
------------------------------------------------------------------------------------------------------------------------------

Loss from operations                              (8,030)                (15,476)             (17,009)                (27,093)
Amortization of deferred charges                  (1,271)                   (202)              (2,495)                   (562)
Write off of deferred charges                          -                  (3,072)                   -                  (3,072)
Interest income (expense)                           (254)                    259                 (222)                    477
Foreign currency translation loss                    (69)                 (1,432)                (285)                 (1,422)
------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                          (9,624)                (19,923)             (20,011)                (31,672)
Provision for income taxes                             -                       -                    -                       -
------------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                           (9,624)                (19,923)             (20,011)                (31,672)

Deficit, beginning of period                    (251,148)               (195,607)            (240,761)               (183,858)
Share issue costs                                      -                  (2,009)                   -                  (2,009)

------------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                          (260,772)               (217,539)            (260,772)               (217,539)
------------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER
COMMON SHARE                                       (0.21)                  (0.47)               (0.43)                  (0.75)
------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING [000's]                 46,103                  41,962               46,103                  41,955
------------------------------------------------------------------------------------------------------------------------------


Hemosol Inc.
consolidated statement of cash flows
unaudited

                                                              THREE MONTH PERIOD ENDED                    SIX MONTH PERIOD ENDED
                                                        -----------------------------------   -----------------------------------
                                                                June 30,          June 30,             June 30,         June 30,
(THOUSANDS OF CANADIAN DOLLARS)                                     2003              2002                 2003             2002
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                           (9,624)          (19,923)             (20,011)         (31,672)
Add (deduct) items not requiring
   an outlay of cash
       Foreign currency translation loss                              69             1,432                  285            1,422
       Amortization of deferred charges                            1,271               202                2,495              562
       Write off of deferred charges                                   -             3,072                    -            3,072
       Amortization of capital assets
          patents and trademarks                                     628               731                1,256            1,269

---------------------------------------------------------------------------------------------------------------------------------
                                                                  (7,656)          (14,486)             (15,975)         (25,347)

Net change in non-cash working capital
  balances related to operations                                  (1,710)           (1,902)              (5,126)         (10,893)

---------------------------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                 (9,366)          (16,388)             (21,101)         (36,240)
---------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Patent and trademark costs                                           (52)              (48)                 (95)             (80)
Purchase of capital assets                                        (6,327)           (8,797)              (8,160)         (13,017)
Sale of short-term investments                                         -                 -                    -           67,052

---------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                                          (6,379)           (8,845)              (8,255)          53,955
---------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares                                  -            22,766                    -           22,824
Proceeds from long term loan                                       3,000                 -               13,000                -
Deferred charges                                                       -                 -                  (29)               -
Share issue costs                                                      -            (2,009)                   -           (2,009)

---------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                              3,000            20,757               12,971           20,815
---------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash
   and cash equivalents                                          (12,745)           (4,476)             (16,385)          38,530
Effect of exchange rate changes on cash
  and cash equivalents                                               (69)           (1,432)                (285)          (1,422)
Cash and cash equivalents,
   beginning of period                                            13,723            45,801               17,579            2,785

---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
   END OF PERIOD                                                     909            39,893                  909           39,893
---------------------------------------------------------------------------------------------------------------------------------


                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 HEMOSOL INC.



Date:      August 29, 2003       By:   /s/  Lee D. Hartwell
                                    --------------------------------------------
                                     Name:  Lee D. Hartwell
                                     Title: Chief Financial Officer and
                                            Vice-President Corporate Development